UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMSTOCK RESOURCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7 3/4% CONVERTIBLE SECURED PIK NOTES DUE 2019 (CUSIP NO. 205768 AM6)

AND

9 1/2% CONVERTIBLE SECURED PIK NOTES DUE 2020 (CUSIP NO. 205768 AN4)

(Title of Class of Securities)

M. Jay Allison

Chairman of the Board of Directors and Chief Executive Officer

Comstock Resources, Inc.

5300 Town and Country Blvd., Suite 500

Frisco, Texas 75034

(972) 668-8800

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

Copy to:

Jack E. Jacobsen

Locke Lord LLP

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

(214) 740-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$482,526,741	$60,074.58

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of $295,464,697 and $187,062,044 in aggregate principal amount of outstanding 7 3/4% Convertible Secured PIK Notes due 2019 and 9 1/2% Convertible Secured PIK Notes due 2020, respectively, as described herein at a tender offer price of $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest, if any, up to, but not including the date of purchase.
**	Previously paid. The amount of the filing fee was calculated at a rate of $124.50 per $1,000,000 of transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $60,074.58	Filing party: Comstock Resources, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Comstock Resources, Inc., a Nevada corporation (the “Company”), on April 2, 2018 (the “Schedule TO”), to holders of the Company’s (i) 7 3/4% Convertible Secured PIK Notes due 2019 and (ii) 9 1/2% Convertible Secured PIK Notes due 2020 to purchase all of the aggregate outstanding principal amount of the Notes. The offer is subject to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation dated April 2, 2018 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

The purpose of this Amendment is to amend and restate the Schedule TO with respect to Item 12 only. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Consent and Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Consent and Letter of Transmittal.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(i)*	Offer to Purchase and Consent Solicitation, dated April 2, 2018.

(a)(1)(ii)*	Form of Consent and Letter of Transmittal.

(a)(2)(i)*	Press Release, dated April 2, 2018 announcing Tender Offers for Outstanding Secured Notes.

(a)(2)(ii)*	Press Release dated April 2, 2018 announcing Comprehensive Refinancing Transactions.

(a)(5)	Refinancing Presentation to Investors dated April, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 2, 2018).

(b)	Not applicable.

(d)(1)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3⁄4% Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(2)	First Supplemental Indenture dated November 17, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3⁄4% Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).

(d)(3)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1⁄2% Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(4)	First Supplemental Indenture dated November 17, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1⁄2% Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).

(d)(5)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the Senior Secured Toggle Notes due 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(6)	Warrant Agreement dated September 6, 2016, between Comstock Resources, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(7)	Amendment No. 1 to Warrant Agreement between Comstock Resources, Inc. and American Stock Transfer & Trust Company, LLC, dated November 7, 2016 to be effective as of September 6, 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q dated November 9, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2018	COMSTOCK RESOURCES, INC.

	By:	/s/ Roland O. Burns
	Name:	Roland O. Burns
	Title:	President and Chief Financial Officer